UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release
25 April 2014

AGM AND INTERIM MANAGEMENT STATEMENT

Pearson, the world's leading learning company, is today holding its Annual General Meeting and providing an interim management statement for the first three months of 2014.

Pearson is trading in line with the expectations set out in our full-year results announcement on 28 February (http://bit.ly/P2B6hk). In the first three months of the year, sales excluding Penguin and Mergermarket increased by 2% at constant exchange rates, and 1% underlying, to £0.9bn. Headline sales declined 6% due to the strength of sterling against the US dollar and key emerging market currencies.

In 2014, we are completing the major restructuring and product investment programme, announced in February 2013, designed to accelerate Pearson's shift towards significant growth opportunities in digital, services and fast-growing economies. This will provide Pearson with a significantly larger market opportunity, a sharper focus on the fastest-growing markets and stronger financial returns.

This restructuring coincides with continued cyclical and policy-related pressures in the US and UK, our two largest markets. We still expect to report adjusted earnings per share of between 62p and 67p in 2014. This guidance incorporates impacts arising from our current trading environment, restructuring activity and product investment. This guidance assumes sterling exchange rates against the dollar and key emerging market currencies as of 28 February 2014.

Pearson's chief executive John Fallon said: "Pearson has had a solid start to the year, in line with our expectations. Our major programme of restructuring and investment is on-track and will drive a leaner, more cash generative, faster growing business from 2015."

By Geography, North America again benefited from later second semester purchasing in higher education, with December sales again deferred into January, and good growth in digital and services. All key regions in Growth started well. Core was weak, as expected, mainly due to the timing of assessments and qualifications in the UK.

By Line of Business, in School we successfully launched field tests for The Partnership for Assessment of Readiness for College and Careers (PARCC); Higher Education benefited from US phasing of purchasing and continued growth in MyLab registrations and LearningStudio/Embanet enrolments; and in Professional, student volume growth at our English Language schools, assessment volumes growth at Vue and digital subscription increases at the Financial Times were partly offset by advertising declines at the Financial Times.

Penguin Random House enjoyed a good first-quarter publishing performance strengthened by more than forty number one bestsellers across the world.

Pearson's profits are heavily weighted to the second half. As expected, our first-half adjusted operating profit and adjusted earnings per share will be lower this year than in 2013, primarily reflecting the outlook given at our full-year results which included: the appreciation of sterling against the US dollar and key emerging market currencies; the phasing of Penguin Random House integration charges and the incremental H1 associate accounting impact of owning 47% of Penguin Random House compared to 100% of Penguin in H1 2013; the disposal of Mergermarket; the H1 phasing of reduced assessments in Texas and California; the later phasing of marking of UK exams and associated revenue recognition; and the phasing of restructuring charges, particularly in our North American Education division.

At the end of 2013, Pearson's net debt was £1.4bn, giving a net debt/ EBITDA ratio of 1.6x and interest cover of 10.2x. Our net debt increased during the first quarter by £0.3m to £1.7bn reflecting the acquisition of Grupo Multi net of Mergermarket disposal proceeds and the normal seasonal build-up of working capital ahead of our key selling periods in education.

At our AGM today, we are proposing a final dividend of 32p, giving a total dividend for 2013 of 48p, up 7%. For the 22nd consecutive year, Pearson has declared a dividend increase above the rate of inflation.

Pearson generates approximately 60% of its sales in the US. A five cent move in the average £:$ exchange rate for the full year (which in 2013 was £1:$1.57) has an impact of approximately 1.2p on adjusted earnings per share.

Pearson's AGM takes place today at 8 Northumberland Avenue, London WC2N 5BY at 12 noon.

ENDS

For more information:
Kate James/Simon Mays-Smith/Brendan O'Grady                          +44 (0)20 7010 2310

Forward looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, dates, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents. Any forward looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.

PEARSON plc

Date: 25 April 2014

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary